CHINA INSONLINE CORP.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

September 24, 2008

Mr. Gary Todd
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-7010

Re:	China INSOnline Corp.
Form 10-QSB for the fiscal quarter ended March 31, 2008
Filed May 15, 2008
Form 8-K dated December 18, 2007
File No. 000-20532

Dear Mr. Todd:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated September 4, 2008 regarding the Company’s Quarterly Report on Form 10-QSB filed on May 15, 2008 and Current Report on Form 8-K dated December 18, 2007 (the “Super 8-K”). We are providing the following letter containing our responses.

Form 8-K

COMMENT 1:
We refer to your responses to prior comments 1, 4 and 18. To help us understand the theory you have applied in determining the appropriate financial statements to be included in your filings please respond to the following:

Please tell us whether Rise and Grow and ZYTX were under common control, as that notion is defined in GAAP, when the Consulting Agreement and transaction documents were executed in September 2007. Please explain the basis for your conclusion.

RESPONSE 1:	Rise and Grow was incorporated in February 10, 2006 by its sole director, Mr. Siu Choi Fat, an unrelated party. The table below provides a historical account of the ownership of Rise and Grow:

Mr. Todd
September 24, 2008

Stockholder	Purchase Date	Sale Date	Ownership %
Cayman HK Nominees Limited	Feb 10, 2007	Jun 27, 2007	100%
Newise Century Inc. *	Jun 27, 2007	Dec 18, 2007	100%
China INSOnline Corp.	Dec 18, 2007		100%

* Shareholders of Newise Century Inc. are shown below and they obtained their ownership on June 26, 2007:

Stockholder	Ownership %
Xu, Junjun	20%
Chinada International Limited	5%
Han, Xueyuan	3%
Chen, Yanling	11.36%
Sun, Yungtong	4.90%
Dong, Weilung	3.40%
Wang, Zhenyu	52.34%

ZBDT was incorporated in September 6, 2007 as a wholly foreign-owned enterprise of Rise and Grow. ZYTX was incorporated in October 8, 2006, and the table below provides a historical account of the ownership of ZYTX:

Stockholder	Purchase Date	Sale Date	Ownership %
Xu, Junjun	Oct 17, 2006		40%
Zheng, Yucheng	Oct 17, 2006	Jul 17, 2007	60%
Wang, Zhenyu	Jul 17, 2007		60%

Based on the information set forth above, there was common control of Rise and Grow and ZYTX since July 17, 2007, whereby Wang Zhenyu and Junjun Xu held 52.34% and 20%, respectively, of Newise Century, Inc. and in light of the fact that Newise has significant influence over Rise and Grow.

COMMENT 2:	Please provide us a history of the ownership of ZYTX and Rise and Glow.

RESPONSE 2:	Please see response to Comment 1 above.

COMMENT 3:
If Rise and Grow and ZYTX were under common control, please tell us how you considered that fact in concluding that you should not present consolidated financial statements for Rise and Glow that include the accounts of the ZYTX and ZBDT (from their respective inception dates) for all of the periods required to be included in the Form 8-K. Also respond with respect to the financial statements included in subsequent the Forms 10-Q for the recapitalized entity. That is, please explain how the transactions between Rise and Glow, ZBDT and ZYTX are not a reorganization of companies under common control. Refer to paragraphs D11 through D18 of SFAS 141.

Mr. Todd
September 24, 2008

RESPONSE 3:
Based on our analysis set forth in Response 1 above, Rise and Grow and ZYTX have been under common control since July 17, 2007 and therefore, it should incorporate Rise and Grow into the consolidated financial statements from that date.

Alternatively, the financial statements of Rise and Grow for the period ended June 30, 2007 were immaterial, (as shown below) and have no significant impact on the overall presentation.

Rise and Grow’s unaudited balance sheet and income statement information for the period ended June 30, 2007 is set forth below:

	HKD	USD
Balance Sheet
Cash	1	-

Accrued expenses	7,500	999
Share capital	1	-
Accumulated losses	(7,500)	(999)
	1	-

Income Statement
Professional fee	7,500	999
Loss for the period	(7,500)	(999)

COMMENT 4:
In your response to Comment 1 we see your statement that “ZYTX represents the significant operations in the reverse merger with Dexterity Surgical, Inc. and since the Transaction Documents with R&G and ZBDT were subsequent to the June 30, 2007 audited reporting period, the accounts of R&G were not included in the June 30, 2007 audited financial statements.” While we understand that Rise and Glow is a holding company, that entity is the accounting acquirer in the transaction with Dexterity as described in your filings. Please explain to us the basis in GAAP and in our rules for not including the audited consolidated financial statements of the accounting acquirer in the Form 8-K for all required periods.

Mr. Todd
September 24, 2008

RESPONSE 4:	Prior to July 17, 2007, Rise and Grow was not under common control with ZYTX, and its operations at such time were immaterial to the financial statements of the Company.

COMMENT 5:
Your response to Comment 4 states “the consolidated financials statements of R&G could only reflect business activity occurring on or after September 28, 2007” apparently because the transaction documents with ZYTX were not signed until that date. We see a similar theory advanced in response to Comment 18 where you state “Prior to the formation of ZBDT on September 28, 2007, neither R&G nor ZYTX had any significant operations.” Please tell us how these statements and the theory expressed in the two responses are consistent with the financial statement presentation for the three months ended September 30, 2007 as included in the Form 8-K filed to report the reverse merger. Those financial statements, which are identified as consolidated financial statements of Rise and Glow, appear to include the accounts ZYTX for the entire three month period ended September 30, 2007 and not just for the final two days of the quarter.

RESPONSE 5:
In response to the Commission’s comment above, the Company acknowledges that it may need to amend its unaudited Condensed Consolidated Financial Statements of Rise and Grow Limited for the period ended September 30, 2007 in order to represent the final two days of the quarter if needed.

COMMENT 6:
Based on your Forms 10-Q (for December 31, 2007 and March 31, 2008) and the consolidated financial statements for Rise and Grow for the three months ended September 30, 2007 (as included in the Form 8-K), it appears that your consolidated operating results include the results of operations of ZYTX for the entire nine month period ended March 31, 2008. In light of the presentation for the year to date period of fiscal 2008, please further explain why you believe that it is not feasible to present the relevant comparative information for the prior comparative periods in the Forms 10-Q. Explain to us how you have applied consistent logic.

RESPONSE 6:	The Company will amend the December 31, 2007 and March 31, 2008 Form Qs to include the comparative financial statements and information since ZYTX was formed in October 2006.

Mr. Todd
September 24, 2008

COMMENT 7:
You state in response to Comment 18 that “Prior to the formation of ZBDT on September 6, 2007, R&G had no operations and prior to September 28, 2007, neither R&G nor ZYTX had any significant operations.” In light of the financial statements included in the Form 8-K, please tell us why you believe that ZYTX had no significant operations prior to September 28, 2007. Please also explain why you believe that the formation of ZBDT, a holding company formed and owned by Rise and Glow, is a substantive accounting event in light of the apparent common ownership between ZYTX and Rise and Glow.

RESPONSE 7:
There is a typo error in the prior response. The initial response should have stated that R&G nor ZBDT had significant operations prior to September 28, 2007. The Company acknowledges that it will need to amend its disclosure to state that Rise and Grow and ZBDT did not have significant operations. Subject to the formation of ZBDT owned by Rise and Grow, ZBDT and ZYTX entered into a consulting services agreement, purchase agreement and other relevant documents to establish a legal relationship to transfer the ownership and economic interests from the owners of ZYTX to Rise and Grow through ZBDT.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Mingfei Yang

Mingfei Yang
Chief Financial Officer